Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations & Strategic Finance

Jared.Maymon@Kornit.com

Kornit Digital Announces Board Authorization of $100 Million Share Repurchase Program

Rosh-Ha`Ayin, Israel – September 10, 2024 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies, today announced that its Board of Directors has authorized a program to repurchase up to $100 million of the Company’s ordinary shares as part of its capital allocation strategy. This repurchase program, in addition to the $65 million of aggregate share repurchases executed by the Company since 2023, reflects the Board’s confidence in the Company’s strategy and long-term potential, while demonstrating ongoing commitment to driving value creation for its shareholders.

Under the Board authorized repurchase program, the Company’s ordinary shares may be repurchased from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company may also, from time to time, enter into plans that are compliant with Rule 10b5-1 of the Exchange Act to facilitate repurchases of its shares under this authorization. The repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. Repurchases under the repurchase program may begin after the conclusion of a 30-day period for creditors of the Company to object to the Company's intent to effect a deemed distribution by way of repurchase in accordance with the Israeli Companies Regulations (Relief for Public Companies Whose Securities are Traded on Stock Exchanges Outside of Israel), 5760-2000 and the Israeli Companies Regulations (Approval of Distribution), 5761–2001.  The actual timing, number, and value of shares to be repurchased will depend on a number of factors, including the market price of the Company's ordinary shares, general market and economic conditions, any objections received by the Company from its creditors, the Company's financial results and liquidity, and other considerations.  The Company expects to fund repurchases with cash on hand.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The Company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “believes,” “intends,” “planned,” or other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, including with respect to the Company’s authorized share repurchase program, statements regarding the Company’s results of operations and financial condition and all statements that address developments that the Company expects or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: potential objection to the share repurchase program by the Company’s creditors and/or failure to receive Israeli court approval after any such objection; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the development of the market for digital textile printing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.